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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          WHG Resorts and Casinos, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92924B105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Libra Advisors, Inc.
         Ranjan Tandon, 277 Park Avenue, 26th Floor, New York, NY 10017
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  June 12, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                                  SCHEDULE 13D

CUSIP No. 92924B105                               Page    2    of     9    Pages
          ---------                                    -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Libra Advisors, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

                           00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

                       7       SOLE VOTING POWER
      NUMBER OF                                  256,450
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                                  256,450
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           256,450

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.2%

14       TYPE OF REPORTING PERSON*

                                       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.92924B105                                Page    3    of     9    Pages
         ---------                                     -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Libra Fund, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS

                           WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                       7       SOLE VOTING POWER
      NUMBER OF                                  256,450
       SHARES
    BENEFICIALLY       8       SHARED VOTING POWER
      OWNED BY
        EACH           9       SOLE DISPOSITIVE POWER
      REPORTING                                  256,450
       PERSON
         WITH          10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           256,450

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.2%

14       TYPE OF REPORTING PERSON*

                                       PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 92924B105                               Page    4    of     9    Pages
          ---------                                    -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Ranjan Tandon

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

                            00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.

                       7       SOLE VOTING POWER
      NUMBER OF
       SHARES                                    256,450
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                                    256,450
         WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           256,450

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.2%

14       TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 92924B105                               Page    5    of     9    Pages
          ---------                                    -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Chandrika Tandon

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

                           PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           U.S.

                       7       SOLE VOTING POWER
      NUMBER OF
       SHARES                                    117,300
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH
      REPORTING        9       SOLE DISPOSITIVE POWER
       PERSON                                    117,300
         WITH
                       10      SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           117,300

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           1.9%

14       TYPE OF REPORTING PERSON*

                           IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock ("Common Stock")

                  Issuer:      WHG Resorts and Casinos, Inc.
                               6063 East Isla Verde Avenue
                               Carolina, Puerto Rico  00979

Item 2.           Identity and Background

                  (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Libra Fund, L.P., a Delaware limited partnership ("Libra"), Libra Advisors, Inc., a New York corporation and the general partner of Libra ("Advisors"), Ranjan Tandon ("R. Tandon") and Chandrika Tandon ("C. Tandon"). R. Tandon is the sole shareholder and president of Advisors. C. Tandon is the wife of R. Tandon. Libra, Advisors, R. Tandon and C. Tandon are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Libra, Advisors, R. Tandon and C. Tandon is 277 Park Avenue, New York, New York 10017.

                  Libra is a private investment fund. Advisors is the general partner of Libra.

                  R. Tandon's principal occupation is president of Advisors. C. Tandon's principal occupation is management consultant. R. Tandon and C. Tandon are each United States citizens.

                  See Item 5 for information regarding ownership of Common
Stock.

                  (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds

                  Libra purchased an aggregate of 256,400 shares of Common Stock for an aggregate purchase price of $2,586,576 using its own funds. C. Tandon purchased an aggregate of 117,300 shares of Common Stock for an aggregate purchase price of $1,326,123 using her own funds.


Item 4.           Purpose of the Transaction

                  All of the shares of Common Stock were acquired for investment purposes. Each of the Reporting Person may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

                  Except for the foregoing and as disclosed below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) Libra is the beneficial owner of 256,450 shares of Common Stock, or 4.2% of the outstanding shares of Common Stock.

                  Advisors, as general partner of Libra, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 256,450 shares of Common Stock owned by Libra. Accordingly, Advisors may be deemed to be the beneficial owner of such 256,450 shares of Common Stock.

                  As the sole shareholder and president of Advisors, R. Tandon may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 256,450 shares of Common Stock owned by Libra. Accordingly, R. Tandon may be deemed to be the beneficial owner of such 256,450 shares of Common Stock.

                  C. Tandon is the beneficial owner of 117,300 shares of Common Stock, or 1.9% of the outstanding shares of Common Stock. C. Tandon has the sole power to vote and to direct the voting of and the power to dispose and direct the disposition of the 117,300 shares of Common Stock owned by her. C. Tandon disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons. Libra, Advisors and R. Tandon each disclaim beneficial ownership of the shares of Common Stock owned by C. Tandon.

                  The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 6,050,200 outstanding shares of Common Stock of the Issuer as of June 13, 1997 as reported in the Issuer's Registration Statement on Form S-1 as filed on June 19, 1997.

                  (c) See Schedule A attached hereto for a list of the transactions executed by Libra and C. Tandon with respect to the Common Stock during the past 60 days. All of such transactions were effected in the open market. No other Reporting Person has executed any transactions with respect to the Common Stock in the past 60 days.

                  (d) Not Applicable.

                  (e) Not Applicable.

Item 6 Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

                  Not Applicable.

Item 7.           Material to be Filed as Exhibits

                  Exhibit A.  Agreement of Joint Filing.

Signatures

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  LIBRA FUNDS, L.P.

                                                  By: LIBRA ADVISORS, INC.,
                                                        its General Partner

                                                  By: /s/ Ranjan Tandon
                                                      --------------------------
                                                        Name: Ranjan Tandon
                                                        Title: President

                                                  LIBRA ADVISORS, INC.

                                                  By: /s/ Ranjan Tandon
                                                      --------------------------
                                                        Name: Ranjan Tandon
                                                        Title: President

                                                  /s/ Ranjan Tandon
                                                  ------------------------------
                                                  RANJAN TANDON

                                                  /s/ Chandrika Tandon
                                                  ------------------------------
                                                  CHANDRIKA TANDON

Dated: June 23, 1997

                                   SCHEDULE A

Libra Fund L.P.

                  Date                    Shares                     Amount
--------------------------------------------------------------------------------
                4/21/97                      250                    $11.0000
                4/23/97                   85,900                      8.8622
                4/29/97                   20,000                      9.3125
                5/22/97                    1,300                     10.0000
                5/23/97                    2,000                     10.5000
                5/27/97                    3,100                     10.5000
                5/27/97                   15,000                     10.7500
                5/28/97                   10,000                     10.5000
                5/29/97                    2,300                     10.5000
                 6/2/97                   17,600                     10.6250
                 6/3/97                   10,000                     10.8750
                 6/4/97                    9,300                     11.0000
                 6/5/97                    6,000                     11.0000
                 6/6/97                   60,000                     11.0000
                6/13/97                   13,700                     11.3367


Chandrika Tandon

                  Date                    Shares                     Amount
--------------------------------------------------------------------------------
                 6/9/97                   45,000                    $11.0000
                6/10/97                    7,000                     11.0000
                6/11/97                    1,600                     11.0000
                6/12/97                   17,100                     11.2244
                6/18/97                   10,000                     11.6250
                6/19/97                   21,000                     11.7315
                6/20/97                   15,600                     11.6651